February 7, 2019

R. Elaine Lintecum
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacaramento, CA 95816

       Re: The McClatchy Company
           Form 10-Q for the Quarter Ended September 30, 2018
           File No. 001-38200

Dear Ms. Lintecum:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure